October 22, 2012

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Yamana Gold Inc.
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 001-31880

Dear Ms. Jenkins:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated September 10, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”).

On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.3 — Notes to Consolidated Financial Statements

Note 3 — Significant Accounting policies

(d) Property, Plant and Equipment, page 10

ii. Exploration, Evaluation Assets and Depletable Producing Properties, page 11

1.                                      We note from your response to our prior comment 2 that under IFRS and previously under Canadian GAAP, “mining properties and the amortization of preproduction and development costs are depleted over the life of the mine using the unit-of-production method based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.” Please address the following:

a.              Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of mineralization expected to be classified as reserves, and tell us whether there have been any changes to your policy;

Response: The percentages and amount of measured, indicated and inferred mineral resources included in the mineralization expected to be classified as mineral reserves are included in the following table for each of the Company’s producing mines as of December 31, 2011:

									Total Proven
									& Probable
									Mineral
	Proven & Probable		Measured and Indicated			Inferred			Reserves
	Mineral Reserves		Mineral Resources			Mineral Resources			(Including
		Conv.		Conv.	Converted		Conv.	Converted	Converted
Operating Mines	Reported	Factor	Reported	Factor	Reserves	Reported	Factor	Reserves	Reserves)
(Based on concentrate tonnes) (a)
Chapada	4,191,237	100%	1,788,140	50%	894,070	2,209,925	30%	662,978	5,748,285
Total Concentrate Tonnes	4,191,237				894,070			662,978	5,748,285
As % of Converted Reserves	72.9%				15.6%			11.5%	100.0%

(Based on contained ounces) (a)
Jacobina	2,005,000	100%	2,391,000	51%	1,219,410	1,362,000	25%	340,500	3,564,910
Fazenda Brasileiro	359,000	100%	153,000	75%	114,750	525,000	53%	278,250	752,000
Gualcamayo	1,152,000	100%	802,000	37%	296,740	96,000	10%	7,800	1,456,540
Total Contained Ounces	3,516,000				1,630,900			626,550	5,773,450
As % of Converted Reserves	60.9%				28.2%			10.9%	100.0%

(Based on ore tonnes) (a)
El Peñón	11,355,255	100%	1,909,766	82%	1,566,008	5,257,000	50%	2,628,500	15,549,763
Minera Florida	10,664,661	100%	2,792,000	57%	1,591,440	3,457,000	43%	1,486,510	13,742,611
Total Ore Tonnes	22,019,916				3,157,448			4,115,010	29,292,374
As % of Converted Reserves	75.2%				10.8%			14.0%	100.0%

(a)       The unit of measurement of mineral reserves and the converted portion of mineral resources for depletion calculation is determined on the basis of the mineralization profile of the mine.  The unit of measurement of output used in the calculation of depletion charges is consistent with the unit of measurement of mineral reserves and the converted portion of mineral resources.

The conversion factors applied to estimate the portion of mineralization expected to be classified as mineral reserves are determined on the basis of the geological information accumulated for each of the mines. This includes the consideration of historical conversion rates and the results of recent drilling and exploration campaigns.  The conversion factors are subject to a review process conducted by the planning engineer and geology engineer dedicated to the mine, and ultimately recommended in consultation with the Company’s Senior Vice-President of Exploration and Senior Vice-President of Technical Services, who are “qualified persons” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects promulgated by the Ontario Securities Commission.  The review is conducted at least annually or when significant changes occur that warrant such a review between annual reviews.  In addition to the in-house “qualified persons”, the more significant technical studies, reviews of mineral reserves and mineral resources are performed by third-party professional consultants serving as “qualified persons”.

The Company has maintained the same policy and process for determining the portion of mineralization expected to be classified as mineral reserves from measured, indicated and inferred mineral resources under IFRS as it had previously under Canadian GAAP.  There have been no changes to the Company’s policy of estimating the portion of measured and indicated mineral resources (exclusive of reserves) and inferred mineral resources expected to be converted into reserves in the future.  The Company’s life-of-mine model is also based on the total mineralization expected to be classified as mineral reserves, including the assumed conversion of mineral resources.

b.               Explain to us in sufficient detail the basis for your conclusion to include measured, indicated and inferred resources in your depletion base under IFRS as we are not in a position to agree that it is appropriate to include mineralization expected to be classified as reserves in your depreciable base. In your response, also tell us how you considered the following factors for each type of resource in assessing the probability that such resources will be converted into reserves:

•                  Your history of converting resources into reserves;

Response: According to IAS 16, paragraph 50, “the depreciable amount of an asset shall be allocated on a systematic basis over its useful life.”  (emphasis added) Furthermore, paragraph 60 of IAS 16 stipulates that, “the depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.” (emphasis added)

Consistent with the practice of a number of our industry peers, the Company believes the portion of mineral resources (exclusive of reserves) that it can extract economically with a high degree of confidence is, in effect, an extension of the useful life of the mineral asset. It is the Company’s view that the inclusion of a portion of the mineral resources amount (exclusive of reserves) that can be extracted economically with a high degree of confidence in the calculation of depletion appropriately reflects the pattern in which the mineral asset will yield future economic benefits to the Company.  In fact, the active mine development and exploration process performed at the Company’s operating mines, which is discussed below in the Company’s next response, often entails concurrent mining of mineral reserves and mineral resources.

The Company’s process in determining the non-reserve amount to be included in the depletion calculation is rigorous and deliberate, and the results are supported by historical evidence of a high probability of occurrence.  The following continuity schedule for proven and probable mineral reserves for the periods between 2009 and 2011 shows the Company’s experience in converting mineral resources to mineral reserves has been successful.

PROVEN AND PROBABLE MINERAL RESERVES

										Increase /
			Addition				Addition			decrease
			from				from			over 2
	2009	Production	Resources	Adjustment	2010	Production	Resources	Adjustment	2011	years
GOLD (in 000’s oz)
Minera Florida	619	(95)	144	—	668	(87)	261	—	842	36%
Chapada	2,158	(136)	1,112	—	3,134	(135)	318	—	3,317	54%
El Peñón	1,930	(257)	330	—	2,003	(306)	505	—	2,202	14%
Fazenda Brasileiro	185	(70)	61	—	176	(55)	238	—	359	94%
Gualcamayo	2,332	(135)	219	—	2,416	(159)	—	(63)	2,194	-6%
Jacobina	1,542	(122)	252	—	1,672	(122)	455	—	2,005	30%
Mercedes (a)	624	—	170	—	794	(8)	178	—	964	54%

SILVER (in 000’s oz)
Minera Florida	4,564	(606)	816	—	4,774	(791)	2,347	—	6,330	39%
El Peñón	57,583	(9,427)	3,707	—	51,863	(8,470)	23,118	—	66,511	16%
Mercedes (a)	6,908	—	1,478	—	8,386	(39)	1,752	—	10,099	46%

COPPER (in million lbs)
Chapada	2,206	(149)	92	—	2,149	(166)	327	—	2,310	5%

(a)          The Mercedes mine in Mexico commenced commissioning in the fourth quarter of 2011.

Using gold reserves as an example and considering only producing mines, the above table shows that after taking into consideration what was produced in each of 2010 and 2011, with the exception of Gualcamayo in 2011, net proven and probable mineral reserves increased at each of the operating mines as a result of the Company’s continuous effort to convert mineral resources into mineral reserves.  This effort encompasses the strategic life of mine planning process by taking into account metal prices, mineral reserves, mineral resources, the costs to operate and convert the mineral resources into mineral reserves for each of the operating mines, and the execution of the plan.

As a further illustration of the Company’s successful experience converting mineral resources to mineral reserves, over the period of four years from December 2007 to December 2011, net increases of mineral reserves at the Company’s operating mines were: Jacobina (64%), Chapada (41%), Minera Florida (40%), Fazenda Brasileiro (36%), Gualcamayo (24%) and El Peñón (14%). To remain a going concern in the mining industry, the Company must strive to discover new resources and convert mineral resources into mineral reserves, and at a minimum, to replace its current period production and seek to maintain the mine life.

A case in point to illustrate this economic reality of the gold mining business is the extended mine life of the Company’s Minera Fazenda Brasileiro Mine (“MFB”).  MFB was acquired in 2003 with two and a half years of mine life remaining based on proven and probable mineral reserves at the time.  The Company has since been discovering new mineral resources and converting them to mineral reserves, and has been mining at MFB for more than eight years.  Unlike mining of base metals, gold mining is often undertaken in zones with narrow veins and/or at significant depth underground.  For economic reasons, the life of a gold mine is often extended in incremental steps as opposed to identifying most of the possible mineral resources and converting them into mineral reserves at the early stage of mine life.  The depletion over both the mineral reserves and the mineral resources expected to be converted to mineral reserves, is often more consistent with historical experience. The Company believes that depleting the costs over mineral reserves only, to the exclusion of mineral resources that the Company expects will be converted to mineral reserves, does not accurately reflect the Company’s historic exploitation of its mineral properties.  Instead, the Company submits that depleting the costs over both mineral reserves and mineral resources that the Company expects will be converted to mineral reserves more accurately reflects the expected useful life of the asset.

•                  The reasons for not undertaking the additional work to convert resources into reserves;

•                  The extent to which the resource is currently accessible or will require additional costs to access the resources.

Response: More than 60% of the mineral resources identified as economically convertible to mineral reserves are located near the existing operating mines and are, therefore, accessible by means of the existing infrastructure and require little incremental cost to produce from these resources.

The Company executes an active mine development and exploration process at the operating mines, which means exploration, conversion of mineral resources into mineral reserves and, in fact, mining of mineral reserves and mineral resources are performed concurrently each year.  Mineralization classified as mineral reserves that can be produced economically possesses a certain cut-off ore grade driven by an assumed cut-off market price for the target metal. In gold mining, such mineralization is usually presented in relatively narrow veins with high concentration of mineralization of gold.  Gold mineral resources with lower ore grades may be part of the system and located nearby.  In a typical planned sequence of mine operation and development, operators often have to remove mineral resources in order to access the target mineral reserves for production. As a common practice, the lower ore grade mineral resources are also sent to the mill for processing with little incremental cost and when market prices for gold are higher than the assumed cut-off market price used in determining mineral reserves.

The process to explore and upgrade mineral resources located further from mineral reserves currently being mined continues year round at each of the operating mines, given that it is economically more effective to wait to convert mineral resources to mineral reserves when the mining operation has moved closer to the mineral resources. There are a number of factors that may affect the timing of conversion of mineral resources to mineral reserves.  They include, but are not limited to, budgetary constraints, sequence of mine development which could be driven by seasonality, location of mineral resources, availability of equipment and government regulations.

Given that successful replacement of mineral reserves is a key process that the Company must perform in order to remain a viable business and to maximize shareholder value, the additional costs required to access and mine the mineral resources expected to be converted economically into mineral reserves are fully considered in the strategic life of mine plan — an important management tool used by the Company in strategic planning, which is reviewed at least annually.  The conversion of mineral resources into mineral reserves is considered if there is an acceptable return generated in the context of assumed metal price and other assumptions.  Justification for additional costs to access and convert mineral resources is predicated on the relative value of metal price assumptions used in the strategic life of mine plan.  Simply put, higher metal prices allow the Company to mine mineral resources which were considered uneconomic in a lower metal price environment.

To sum up, the Company does not necessarily need to engage in additional activities to convert mineral resources to mineral reserves for the efficient operation of the mine in the medium term.  Mineral resources can be converted to mineral reserves more economically when the mining operations are physically closer to the mineral resources.  Higher costs alone are not a deterrent of the mineral resources-reserves conversion process as they may be justified by higher metal prices and favourable market conditions.

•                  The type of deposit(s):

Response: The type of deposit and type of mine of the Company’s wholly-owned operating mines and mines under construction are as follows:

Mine/Project	Type of Deposit	Type of Mine
Chapada	Copper-gold porphyry	Open-pit
Jacobina	Orogenic/conglomerate hosted gold	Underground
Fazenda Brasileiro	Orogenic gold	Underground
C1 Santa Luz	Orogenic gold	Open-pit
Ernesto/Pau-a-Pique	Orogenic gold	Open-pit & underground
Pilar	Orogenic gold	Underground
Gualcamayo	Skarn/sediment replacement/carlin type	Open-pit & underground
El Peñón	Epithermal-low sulfidation	Underground
Minera Florida	Epithermal-low sulfidation	Underground
Mercedes	Epithermal-low sulfidation	Underground

The geological setting and composition of mineralization of each mine are unique.  Mining technologies have advanced enough to provide sufficient tools for seasoned professional miners to design the mine and deploy appropriate mining methods to mine different type of deposits.  Given an ore body that can be economically explored and extracted, the type of deposit is mainly a factor that affects the design of the mine and determination of mining methods.  The criteria and process to convert mineral resources into mineral reserves are, by and large, similar for all types of deposits.

•                  The closeness of the scheduled start of work to convert resources into reserves:

Response: The closeness of the scheduled start of work to convert mineral resources depends on the market prices for gold, mine development sequence and budget constraints.  As mentioned above, more than 60% of the Company’s mineral resources identified as economically convertible to mineral reserves are located near the existing operating mines and are, therefore, accessible by means of the existing infrastructure.  At the mine sites, current production may be sourced from the mineral resources that are located along the access to reach the mineral reserves.

Typically, activities related to the conversion of mineral resources to mineral reserves are planned and budgeted in the second half of the previous year prior to the activities being carried out in the current year.  The mineral reserves upgraded from mineral resources, and new mineral resources found during the year are then reflected in the Company’s disclosure of mineral reserve and mineral resource estimates at the end of the year.

•                  The variations in the chemical or physical characteristics of the ore body, which may significantly affect whether it is economically viable to extract and process resources:

Response: The Company estimates its mineral reserves and mineral resources by following the mining industry best practice and they are classified according to the CIM (Canadian Institute of Mining) standards.  Thus, to be defined as a mineral resource the inventory of mineralization must become economically extractable under realistically assumed and justifiable technical and economic conditions.  The variations in the chemical and physical characteristics, in terms of grade and chemical composition, of the ore body are taken into consideration in the analysis and determination of recovery that supports the Company’s estimation of mineral reserves and mineral resources.  The chemical or physical characteristics of the ore body are well documented and do not change over the mine life.

•                  Your preliminary assessment of the net present value of the resources and the sensitivity of that assessment to changes in key variables (e.g. commodity prices):

Response: The Company does not calculate the net present value (“NPV”) of the mineral resources in isolation.  Instead, the Company executes the strategic life of mine planning process by taking into account metal prices, mineral reserves, mineral resources and the costs to operate and convert the mineral resources into mineral reserves for each of the operating mines.  As part of the process in assessing the viability of each of the operating mines, sensitivity analysis on changes in metal prices, costs, foreign exchange rates and recovery rates is performed to determine whether impairment in these producing assets has occurred.  Sensitivity analysis was performed on prices at $950, $1,200 and $1,400 per ounce of gold at the end of 2011, and the results indicated that, in all cases, the NPVs at the three different price levels for each of the Company’s producing mines were in excess of the book value of the mine.

		Fair Value At
(in $ millions)	Book Value	$1,400/oz Gold	$1,200/oz Gold	$950/oz Gold
Minera Florida	514.8	1,123.6	1,045.3	943.6
Chapada	565.4	1,747.3	1,663.0	1,557.6
El Peñón	1,993.5	3,028.3	2,830.5	2,580.9
Fazenda Brasileiro	51.0	501.2	462.3	413.2
Gualcamayo	679.0	1,212.3	1,089.9	934.4
Jacobina	837.4	1,073.0	906.3	883.7

(a)         Discount rate of 5% used in NPV calculation, except for Jacobina for which 8.8% was applied.

iii. Assets Under Construction, page 11

2.              It appears from your response to our prior comment 3 that in assessing when a mine has reached commercial production you are looking to whether the mine has reached the minimum level of a self-sustained unit capable of operating as a going concern which would include positive cash flows. Your response does not appear to address your accounting basis for including profitability as a factor in determining the commencement of commercial production, therefore it is being reissued. Please explain in greater detail how your accounting policy, which appears to rely on reaching certain levels of profitability, complies with paragraphs 17(e), 20 and 21 of IAS 16. We note that IAS 16 appears to focus on the ability of the asset to function properly rather than for it to function at a level that meets management’s profitability targets.

Response: In assessing whether a mine has reached commercial production, the Company bases its decision on a number of quantitative and qualitative factors that are indicative of whether the assets are “available for use”; profitability is not a factor in determining the commencement of commercial production.  The assets are considered available for use upon the satisfactory completion of commissioning after the condition necessary for the assets to be capable of operating in the manner intended by management has been attained.

The “available for use” assessment is conducted on the basis of the Company’s framework to identify operational commissioning and the parameters for commercial production, including achievement of a significant portion of planned capacity for the mine and mill, production levels, grades and recovery rates at or near expected levels, mechanical completion and operating effectiveness, significant milestones such as obtaining necessary permits and production input, and sustainable cash flows.  The Company considers cash flow as one of the indicators of sustainability with a focus on the performance of cash costs per gold equivalent ounce.  Sustainability may provide a basis for a reasonable expectation of future profitability; however, the Company does not consider cash flow an equivalent to profitability.

The Company’s primary focus on “available for use” rather than profitability is illustrated by the circumstances under which it declared commercial production for the Company’s newest mine, Mercedes in Mexico, on February 1, 2012, two and a half months after the first pour of gold doré.  The Company declared commercial production based on the following fact pattern, which was indicative of sustainability of the operations at Mercedes:

•                  Gold production was at least 77% of design.

•                  Ore mined and plant feed reached 77% of design in terms of ore tonnage and 59% in terms of mined gold equivalent ounces in January 2012, and were expected to remain near 78% of design for ore and 73% for gold equivalent ounces in the first quarter of 2012.

•                  Ore grade ranged from 32% to 35% over design, although it was expected to fall to 90% of the feasibility study grade during the remainder of the first quarter of 2012.

•                  The average recovery rate was 97% of planned recovery; the average recovery rate for the ramp-up period was expected to be 94% of the design recovery rate.

•                  Cash costs per gold equivalent ounce produced were stabilized at the initial design levels during the three months prior to February 1, 2012.

•                  Refining, insurance and transport agreement were in place.  Site refinery/furnace was fully operational.

•                  All necessary permits to continue production had been obtained.

Consistent with paragraph 17(e) of IAS 16, it is the Company’s policy to capitalize the directly attributable costs, including costs of testing of individual components as well as the mechanism of integration, after deducting the net proceeds from selling any metals produced, in bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.  These costs of testing are typically incurred during the commissioning of a new mine.  As stated in the Company’s policy for assets under construction (refer to Exhibit 99.3, Page 11, Notes to Consolidated Financial Statements, Note 3 Significant Accounting Policies, iii. Assets Under Construction):

“Assets under construction consist of expenditures for the construction of future mines and include pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time at which a mine and plant has completed the commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs.”

Development and construction costs of a new mine are typically capitalized until the assets are “available for use” or upon completion of commissioning.  Development and construction costs are capitalized if they are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in a manner intended by management.  Upon completion of commissioning and thereafter, production costs are no longer capitalized and are reported as operating costs because the mine is considered capable of operating in the manner intended by management, in accordance with paragraph 20 of IAS 16.  If most of the operational commissioning and the parameters for commercial production are satisfied, notwithstanding whether full operating capacity has been achieved at the time, the commencement of commercial production is declared for the mine.

As mentioned above, the Company’s Mercedes Mine operated at approximately 75% of the expected capacity in terms of production of gold equivalent ounces during its first two month of commercial production in February and March 2012, and did not reach its expected planned capacity until June 2012, five months after the completion of commissioning.  All revenues from sales and operating costs incurred after the declaration of commercial production have been recognized through profit or loss since February 1, 2012.

Consistent with paragraph 21 of IAS 16, it is the Company’s policy to recognize in profit or loss any incidental income resulting from incidental operations occurring in connection with the construction and development of an item of property, plant and equipment.  Due to the nature of the Company’s business activities in mining and development of mining projects, which are predominantly conducted in remote areas, opportunities for incidental operations are extremely rare.  During the development and construction of the last two new mines, Gualcamayo and Mercedes, the Company has not conducted any incidental operations that generated any incidental income in those locations.

The Company considers the nature of its operations and the policies that the users of its financial statements would expect to be disclosed for a mining company, and believes that the policy on incidental income is not significant to the users of its financial statements.  Therefore, no reference to incidental income has been included in the Company’s accounting policy disclosures.

Attached hereto is a written statement of the Company providing the acknowledgements requested by the Staff.

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-504-0525 or to my colleague Christian Kurtz at 416-504-0524.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:                                James Giugliano

Angela Halac

Securities and Exchange Commission

Charles Main

Sofia Tsakos

Yamana Gold Inc.

Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

October 22, 2012

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Yamana Gold Inc.
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 001-31880

Dear Ms. Jenkins:

In connection with the response submitted on behalf of Yamana Gold Inc. (the “Company”) on October 22, 2012 regarding the above captioned Form 40-F (the “Form 40-F”), the Company hereby acknowledges that:

1.                                      the Company is responsible for the adequacy and accuracy of the disclosure contained in the Form 40-F;

2.                                      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 40-F; and

3.                                      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Yamana Gold Inc.

By:	/s/ Sofia Tsakos
Name:	Sofia Tsakos
Title:	Senior Vice President, General Counsel &
Corporate Secretary